Ciba Specialty Chemicals Inc. Switzerland	Ciba Spezialitätenchemie AG Schweiz	Ciba Spécialités Chimiques SA Suisse
Michael Jacobi K-141.1.24

John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
Washington, DC 20549-7010
USA

December 19, 2006

RE:	Ciba Specialty Chemicals Holding Inc. Form 20-F for the fiscal year ended December 31, 2005 Filed February 1, 2006 File No. 333-56040

Dear Mr. Hartz,

Thank you for your response to my October 31, 2006 letter to you (the “October 31 Letter”). This letter is prepared to address the two comments related to Ciba Specialty Chemicals Holding Inc. (the “Company”) raised by you in your letter dated November 28, 2006 (the “November 28 Letter”). The comments of the Staff and the Company’s response to each of the questions in your letter are presented in their entirety for convenience.

November 28 Letter

Item 5. Operating and Financial Review and Prospects. page 39

Critical Accounting Policies. page 42

Staff Comment 1: It remains unclear to us how you determined your reporting units are your operating segments in accordance with paragraph 30 of SFAS 142. Please provide us with a more comprehensive analysis of the guidance in EITF Topic D-101 regarding your identification of reporting units in accordance with paragraph 30 of SFAS 142. We note that you have separate Heads of Plastic Additives, Coating Effects and Water & Paper Treatment. Please provide us with an organizational chart that includes the level of personnel below the Heads of your operating segments, whether it is at the business line, geographic, or some other level. If you do not believe the Heads of your operating segments are segment managers in accordance with paragraph 14 of SFAS 131, please provide us with your analysis of how you made such a determination and who meets the definition of a segment manager.

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com

Assuming the Heads of your operating segments are segment managers in accordance with paragraph 14 of SFAS 131, please tell us how the Heads of your operating segments manage their respective segments. Specifically, tell us the types of information / reports that they review to manage their respective businesses. Please confirm that the financial information the Heads of your operating segments use to manage their businesses is only at the operating segment level; otherwise, please tell us at what level the information is further disaggregated. If the Heads of your operating segments do review financial information at a level below the operating segment level (i.e., a component) and you continue to believe that this level is not a reporting unit because the component does not constitute a business, please tell us how you made such a determined based on the guidance in EITF No, 98-3.

Finally, if you have since determined that your reporting units are a level below your operating segments, please revise your goodwill impairment tests for each period presented. Please also provide us with the results of such tests. Otherwise, please provide us with your comprehensive analysis of how you determined it is appropriate to aggregate the reporting units up to the operating segment level in accordance with paragraph 30 of SFAS 142 and EITF Topic D-101.

Company response to Staff comment 1:

The Company has organized its response to Staff Comment 1 to provide a comprehensive discussion of how the Company’s segments and components therein are organized and managed. The Company believes that it demonstrates that management of the segment is complex and that the segment level is the lowest level of business with discrete operating financial information that is regularly reviewed by segment management.

Segment Organization and Management

As requested by the Staff, attached as Appendix A is an organization chart for each of the Company’s three segments that includes the level of personnel below the heads of the Company’s operating segments and shows how each segment is organized and managed in a matrix that includes business lines, geographic areas as well as functional areas. The Company’s segment heads are segment managers in accordance with paragraph 14 of SFAS 131. The following describes how the segment heads manage their respective segments and the types of information and reports they review to accomplish this.

Within each segment, the business line heads, regional heads and functional heads all report directly to the segment head. The business line heads and functional department heads form, together with the segment head, the segment leadership team. The segment leadership team drives the key initiatives, from the segment perspective, to maximize performance on segment level.

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The regional segment representatives form, together with the segment leadership team, the extended segment leadership team and are responsible for managing the operational business and sales & marketing activities in their respective regions, in line with the segment leadership team’s requirements, to support the segment performance goals.

The segment head’s ultimate goal is to optimize the performance of the total segment. The segment head extracts financial information at all levels of his segment organization in order to accomplish this goal. The optimization of segment results occurs in three dimensions within the segment’s organization structure, all of which are under the direction of the segment head.

1.
Sales optimization - Segment products are grouped into business lines generally according to the industry in which products are marketed and sold. The business line portion of the segment organization is primarily responsible for sales and marketing of their business line’s products. The main responsibility of the business line heads is to manage sales & marketing of products via the sales & operational planning process. In contrast, the operational planning process, including production planning, is performed by the segment leadership team.

The planning and execution of sales optimization initiatives require business line management to work closely with functional and geographic area management to ensure that adequate supply chain, production, warehousing and distribution capacity is available in the geographic area or areas impacted. Business line management works together with segment production and supply chain management to plan and execute business strategy and tactics. A similar coordination effort is required with segment geographic regional management to balance sales presence in the regions in which products are marketed and sold. As is shown in the cost and production optimization section below, business line management and staff make up only 15% on average of total Company personnel. Because of this interdependency among segment components, sales optimization is a segment-wide activity.

2.
Cost and production optimization - Segment functional areas include marketing & distribution, production (referred to by the Company as Technical Operations), research & development, general & administrative and supply chain. In addition, corporate services such as finance & accounting, legal, human resources and information technology are provided to the Company’s segments. The following table shows the percentage of employees by functional area:

	Business Line Level	Segment/ Corporate Level	Total
Marketing & Distribution	12%	4%	16%
Production *	0%	48%	48%
Research & Development (R&D) *	0%	1%	1%
General & Administrative	3%	6%	9%
Supply Chain	0%	5%	5%
Corporate Services & Other	0%	21%	21%
Total	15%	85%	100%

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*
All production and R&D employees report to segment-level production and R&D functional management. In the interest of transparency, the Company wishes to point out that in those few locations that produce solely for a single business line, the production and R&D employees are directly allocated to the applicable business line even though they are managed by segment-level production or R&D management.

The functional head’s goal within each segment is to manage his/her function in an optimal manner from an overall segment perspective.

The management of production cost requires that segment production managers engage in planning and coordination activities with the segment’s other two component areas to ensure that changes in production do not negatively impact customer supply relationships that are managed by business lines. Segment production managers in coordination with segment supply chain and warehousing and distribution managers are also responsible for ensuring that adequate supplies of segment products are available in the geographic areas served by the segment’s various business lines. Because most segment production sites produce products for more than one business line, the optimization of such sites impacts multiple business lines. As a result of the commingling of production activities, which is under the direction of the segment head, production optimization is a segment-wide activity.

3.
Geographic market presence - The segment’s functional and business line employees are regionally supported through eight regional president’s offices. These offices are responsible for supporting across all of the Company’s segments the legal entity structure as well as human resources, legal and health, safety and environmental compliance within their region. Regional presidents report to members of the Company’s Executive Committee. Each segment’s regional head is responsible for managing his/her regional activities in an optimal manner from an overall segment perspective. In certain regional areas that do not have a large infrastructure, the same sales and marketing personnel sell products across multiple business lines.

Regional segment heads are generally not responsible for certain segment-related functions that may operate within their region. Examples include R&D and production where these functions’ regional managers report to the respective segment-level function managers. This is because most of each segment’s products are produced in geographic locations that are different from where such products are marketed and sold. Such sales often occur in other continents from where production occurs. This requires that the planning, coordination and management of these activities be performed at the segment level.

In order to grow the segment’s business in a particular geographic area, close coordination must occur among segment business line and functional area management to ensure that appropriate marketing resources are dedicated to the geographic area and that adequate supply chain, production, warehousing and distribution capacity is available in the geographic area. For these reasons, managing market presence in a particular geographic area is a segment-wide activity.

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 4 of 10

Segment management participates in the Company’s annual cash bonus incentive plan. The plan for management has two components: 80 percent based on Company or segment financial results and 20 percent based on achievement of individual goals that are previously agreed by each employee and his/her supervisor. No cash bonus for individual achievement is earned if Company or segment results are insufficient. The 80 percent based on Company or segment financial results consists of 20 percent based on either Company or, for segment managers, segment sales growth percentage, 40 percent based on the Company’s operating income margin and 20 percent based on the amount of free cash flow generated by the Company.

Information Reviewed by Segment Head and Segment Management

As requested by the Staff, following is a list of the types of information reviewed by segment management to manage their respective businesses:

•	Sales by business line and geographic area
•	Profitability at segment level
•	Headcount by functional area
•	Currency exchange rates by major currencies
•	Market activities by business line
•	Competition activities by business line
•	Asset management, including working capital, at segment level
•	Capital expenditures by geographic area
•	Cash flow at segment level

In addition, as described earlier certain financial information by each of the three components within a segment’s organizational structure may be extracted from the Company’s information systems to assist segment management with prioritizing segment activities, such as managing multi-purpose production assets or research and development resources as well as geographic presence initiatives. However, such information is prepared on an unaudited management accounting basis that is not consistent with the basis used to prepare the Company’s audited segment-level financial information or consolidated financial statements.

Conclusion

The Company believes the above discussion demonstrates that, consistent with the guidance provided in SFAS 142 and in EITF Topic D-101, its operating segments are its reporting units for SFAS 142 purposes because it is at this level that each segment manages its business and operations and for which discrete financial information exists that is reported for internal use. Further, because the Company’s reporting units for SFAS 142 purposes are its operating segments, there is no aggregation of reporting units for SFAS 142 purposes up to the operating segment level. Therefore, the comprehensive analysis requested by the Staff is not necessary.

Finally, the Company wishes to point out that as part of its annual Disclosure Committee activities since the year ended December 31, 2002, senior management has specifically asked the audit partner who has overall engagement responsibility for the independent audit of the Company’s consolidated financial statements and who signs the independent auditors’ report on such consolidated financial statements, certain specific questions regarding the audit. Two of these questions are: (1) whether, based on the audit, he/she regards the processes of gathering, measuring and valuing in the area of impairment testing for goodwill as adequate, and (2) whether he/she agrees with the results as proposed to be disclosed. Each year, the engagement partner has responded affirmatively to each of the queries.

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Business Segment Data. page F-7

Staff comment 2 and Company response thereto:

We note your response to comment 4 in our letter dated October 16, 2006. While we understand that your business lines may not represent different groupings of similar products, it appears that each of your reportable segments may offer different products, as described on pages 17-24 of your Form 20-F. Such descriptions refer to several groups of products and product lines. In future filings, please include revenue from external customers by each of the products and product lines disclosed on these pages, or tell us how you determined each of the products and product lines are similar. Please refer to Section II.L.3. of the SEC Current Accounting and Disclosures Issues in the Division of Corporation Finance dated December 1, 2005 where we note that your assessment of similar products should not be overly broad.

The chemical industry in which the Company participates includes several segments such as base chemicals, plastics, performance chemicals, and agricultural chemicals. The products produced and sold in the chemical industry are grouped and reported by these several segments. The Company produces and sells specialty chemicals, which is in the performance chemicals industry segment. The Company’s operating segments are organized generally around the industries served by each such segment. The over 11,000 specialty chemical products sold by the Company are grouped by each such segment. The Company believes this is the appropriate level at which to group its products for disclosure purposes in accordance with paragraph 37 of SFAS 131.

* * *
We note that Ernst & Young LTD, the Company’s independent auditors, have read this letter.

If we may be of further assistance, please do not hesitate to call me on +41 61 636 11 11.

Yours sincerely,

/s/ Michael Jacobi

Michael Jacobi
Chief Financial Officer

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 6 of 10

Copies to:

Ms. Tracey Houser
United States Securities and Exchange Commission
Washington, DC 20549
USA

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 7 of 10

Appendix A

Ciba Specialty Chemicals Segment Organization Segment Coating Effects Segment Head Last update: 30 Nov, 2006 Business Control, Strategy & Support Product Management Business Development Business Line Coatings Business Line Electr. Materials Business Line Imaging & Inks Business Line Plastics BU Masterbatch Marketing Platform Packaging See Orgchart MP R & D Sourcing Supply Chain Technical Operations RSR NAFTA RSR Europe RSR Japan & Korea RSR South America RSR China & Singapore *Members of the Segment Leadership Team, RSR: Regional Segment Representative

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 8 of 10

Ciba Specialty Chemicals Segment Organization Segment Plastic Additives Segment Head Effective: April 1st 2006 Chemical Purchasing Strategic Business Development Supply Chain HR Business Partner Business Control BL Process & Lubricant Additives BL Base Polymers BL Polymer Products BL Home & Personal Care Research & Technology Technical Operations RSR NAFTA RSR Europe RSR Asia Pacific RSR MEA RSR South America RSR: Regional Segment Representative

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 9 of 10

Segment Organization Water & Paper Treatment May 2006 Segment Head Project Management Communications Business Line Paper Business Line Water Treatment Business Line Detergents & Hygiene  Business Developm. & Control HR Partner Technical Operations R & D Purchasing Supply Chain Segment Rep. NAFTA Segment Rep. EUMEA Segment Rep. APAC Segment Rep. LATAM *Members of Segment Leadership Team

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